Exhibit 99.1

Pyxis Tankers Inc. Announces Financial Results for the Three and Six Months Ended June 30, 2017

Maroussi, Greece, August 10, 2017 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced unaudited results for the three and six months ended June 30, 2017.

Summary

●	For the three months ended June 30, 2017, our time charter equivalent revenues were $5.9 million, which resulted in a net loss of $0.8 million, or a loss per share (basic and diluted) of $0.04, and our EBITDA (see “Non-GAAP Measures and Definitions” below) was $1.4 million.

●	We completed the extension of the maturity of approximately one-third of our outstanding debt to September 2022.

Valentios Valentis, our Chairman and CEO commented:

“Our operating results for the second quarter of 2017 reflected an improvement within the context of a challenging chartering environment. Spot and period charter rates continued to be volatile during the quarter but improved slightly overall. Modest demand growth reduced high inventories of refined products in storage and improved voyage activity. As previously noted, we expected chartering activity to be choppy for most of 2017. We took the opportunity to fix all of our medium range tankers (“MRs”) under short-term time charters. Our MR charters have an average duration of three months as of June 30, 2017, exclusive of options, which positions us to take advantage of improving rates. We continue to believe in a longer term improvement in rates starting in late 2017 as the result of attractive market fundamentals, such as, significantly lower scheduled deliveries of new build MRs combined with projected solid growth in consumption and export-oriented refinery cargoes. We intend to maintain our mixed chartering strategy over the long-term.

“We are pleased with our continued disciplined, cost-effective operating structure. In the second quarter of 2017, we saw a fleet-wide improvement in our daily vessel operating expenses as compared to the same period in 2016.

“As of June 30, 2017, our net funded debt stood at $66.7 million, and the weighted average interest rate was approximately 3.6% during the first six months of 2017. In June 2017, we amended our loan agreement with respect to two of our vessels to extend the maturity of their loans, which represent approximately $24.4 million of our outstanding debt, for an additional four years to September 2022. The first scheduled balloon payment with respect to our bank debt will be due in the second quarter of 2020, which enhances our financial flexibility.

“Given the recent market conditions, we decided not to proceed with our planned public equity offering. We will continue to pursue cost-effective flexible capital alternatives, primarily for growth purposes. We remain optimistic about the fundamentals of the product tanker market and believe that Pyxis Tankers is well positioned to take advantage of them.”

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Results for the three months ended June 30, 2016 and 2017

For the three months ended June 30, 2017, we reported a net loss of $0.8 million, or $0.04 basic and diluted loss per share, compared to a net income of $0.4 million, or $0.02 basic and diluted earnings per share, for the same period in 2016. The decrease in net income was primarily due to a $1.1 million decrease in time charter equivalent revenues. In addition, during the second quarter of 2017, we recorded one-off expenses of approximately $0.3 million associated with the termination of our equity offering in July 2017, which are included under general and administrative expenses for the period. For the second quarter of 2017, our EBITDA was $1.4 million, a decrease of $1.2 million from $2.6 million for the same period in 2016. If we were to exclude the write-off of our equity offering expenses in the second quarter of 2017, our EBITDA and net loss would have been $1.7 million and $0.4 million, or $0.02 basic and diluted loss per share, respectively.

Results for the six months ended June 30, 2016 and 2017

For the six months ended June 30, 2017, we reported a net loss of $2.5 million, or $0.14 basic and diluted loss per share, compared to a net income of $1.5 million, or $0.08 basic and diluted earnings per share, for the same period in 2016. The decrease in net income was primarily due to a $4.1 million decrease in time charter equivalent revenues. For the first six months of 2017, our EBITDA was $1.7 million, a decrease of $4.1 million from $5.9 million for the same period in 2016. If we were to exclude the write-off of our equity offering expenses in the six months ended June 30, 2017, our EBITDA and net loss would have been $2.1 million and $2.1 million, or $0.12 basic and diluted loss per share, respectively.

	Three Months ended June 30,		Six Months ended June 30,
	2016	2017	2016	2017
	(Thousands of U.S. dollars, except for daily TCE rates)
Voyage revenues	7,893	8,455	16,341	16,170
Voyage related costs and commissions	(875)	(2,584)	(1,680)	(5,590)
Time charter equivalent revenues*	7,018	5,871	14,661	10,580

Total operating days	519	504	1,052	984

Daily time charter equivalent rate*	13,523	11,648	13,936	10,752

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended June 30, 2016 and 2017 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Voyage revenues: Voyage revenues of $8.5 million for the three months ended June 30, 2017 represented an increase of $0.6 million, or 7.1%, from $7.9 million in the comparable period in 2016. The increase in gross voyage revenues during the second quarter of 2017 was attributed to greater spot charter activity, partially offset by a decrease in total operating days attributed to increased idle days between voyage charter employments.

Voyage related costs and commissions: Voyage related costs and commissions of $2.6 million for the three months ended June 30, 2017 represented an increase of $1.7 million, or 195.3%, from $0.9 million in the comparable period in 2016. The increase was primarily attributed to greater spot charter activity, which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $3.2 million for the three months ended June 30, 2017 represented a slight decrease of $0.1 million, or 2.4%, from $3.3 million in the comparable period in 2016.

General and administrative expenses: General and administrative expenses of $0.9 million for the three months ended June 30, 2017 increased by $0.2 million, or 24.1%, from $0.7 million in the comparable period in 2016. The increase in general and administrative expenses is primarily attributed to the one-off expenses of $0.3 million relating to the public equity offering that was terminated in July 2017.

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Management fees, related parties: Management fees to our ship manager, Pyxis Maritime Corp. (“Maritime”), of $0.2 million for the three months ended June 30, 2017 increased by less than $0.1 million, or 21.9%, from $0.1 million in the comparable period in 2016. The increase is attributed to the increase in the daily management fee of two of our vessels, the Northsea Beta and the Northsea Alpha, as a result of Maritime’s assumption of full commercial management of these vessels in June and November 2016, respectively.

Management fees, other: Management fees mainly payable to International Tanker Management Ltd., our fleet’s technical manager, of $0.2 million for the three months ended June 30, 2017 decreased by less than $0.1 million, or 11.7%, compared to the three months ended June 30, 2016, which included the services of North Sea Tankers BV, the former commercial manager of the Northsea Alpha and the Northsea Beta.

Amortization of special survey costs: Amortization of special survey costs was less than $0.1 million for both three-month periods ended June 30, 2017 and 2016.

Depreciation: Depreciation of $1.4 million for the three months ended June 30, 2017 remained stable compared to the three-month period ended June 30, 2016.

Interest and finance costs, net: Interest and finance costs, net, for the three months ended June 30, 2017 amounted to $0.7 million and remained relatively stable compared to the three-month period ended June 30, 2016.

Management’s Discussion and Analysis of Financial Results for the Six Months ended June 30, 2016 and 2017 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Voyage revenues: Voyage revenues of $16.2 million for the six months ended June 30, 2017 represented a decrease of approximately $0.2 million, or 1.0%, from $16.3 million in the comparable period in 2016. The decrease during the first six months of 2017 was attributed to lower time charter equivalent rates as well as to a decrease in total operating days attributed to increased idle days between voyage charter employments.

Voyage related costs and commissions: Voyage related costs and commissions of $5.6 million for the six months ended June 30, 2017 represented an increase of $3.9 million, or 232.7%, from $1.7 million in the comparable period in 2016. The increase was primarily attributed to greater spot charter activity, which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $6.1 million for the six months ended June 30, 2017 represented a decrease of approximately $0.4 million, or 6.3%, from $6.6 million in the comparable period in 2016. The decrease was primarily attributed to our cost efficiencies through most of our fleet.

General and administrative expenses: General and administrative expenses of $1.7 million for the six months ended June 30, 2017 increased by $0.3 million, or 20.5%, from $1.4 million in the comparable period in 2016. The increase in general and administrative expenses is primarily attributed to the one-off expenses of $0.3 million relating to the public equity offering that was terminated in July 2017.

Management fees, related parties: Management fees to our ship manager, Maritime, of $0.4 million for the six months ended June 30, 2017 increased by $0.1 million, or 21.3%, from $0.3 million in the comparable period in 2016. The increase is attributed to the increase in the daily management fee of the Northsea Beta and the Northsea Alpha as a result of Maritime’s assumption of full commercial management of these vessels in June and November 2016, respectively.

Management fees, other: Management fees mainly payable to International Tanker Management Ltd., our fleet’s technical manager, of $0.5 million for the six months ended June 30, 2017 decreased by $0.1 million, or 11.6%, compared to the six months ended June 30, 2016, which included the services of North Sea Tankers BV, the former commercial manager of the Northsea Alpha and the Northsea Beta.

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Amortization of special survey costs: Amortization of special survey costs was less than $0.1 million for the six months ended June 30, 2017, compared to $0.1 million for the six months ended June 30, 2016. The decrease in amortization of special survey costs is attributed to the write-off of the unamortized portion of the special survey costs of the Northsea Alpha and the Northsea Beta since an impairment charge was recognized on both vessels as of December 31, 2016.

Depreciation: Depreciation of $2.8 million for the six months ended June 30, 2017 remained stable compared to the six-month period ended June 30, 2016.

Bad debt provisions: Bad debt provisions of $0.2 million for the six months ended June 30, 2017 represented an increase in doubtful account for trade receivables.

Interest and finance costs, net: Interest and finance costs, net, for the six months ended June 30, 2017 amounted to $1.4 million and remained relatively stable compared to the six-month period ended June 30, 2016.

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Unaudited Consolidated Statements of Comprehensive Income / (Loss)

For the three months ended June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	June 30, 2016	June 30, 2017

Voyage revenues	7,893	8,455

Expenses:
Voyage related costs and commissions	(875)	(2,584)
Vessel operating expenses	(3,260)	(3,183)
General and administrative expenses	(740)	(918)
Management fees, related parties	(146)	(178)
Management fees, other	(264)	(233)
Amortization of special survey costs	(62)	(18)
Depreciation	(1,434)	(1,388)
Operating income / (loss)	1,112	(47)

Other expenses:
Interest and finance costs, net	(705)	(721)
Total other expenses, net	(705)	(721)

Net income / (loss)	407	(768)

Earnings / (loss) per common share, basic and diluted	$0.02	$(0.04)

Weighted average number of common shares, basic and diluted	18,277,893	18,277,893

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Unaudited Consolidated Statements of Comprehensive Income / (Loss)

For the six months ended June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Six Months Ended	Six Months Ended
	June 30, 2016	June 30, 2017

Voyage revenues	16,341	16,170

Expenses:
Voyage related costs and commissions	(1,680)	(5,590)
Vessel operating expenses	(6,563)	(6,148)
General and administrative expenses	(1,400)	(1,687)
Management fees, related parties	(291)	(353)
Management fees, other	(526)	(465)
Amortization of special survey costs	(124)	(36)
Depreciation	(2,869)	(2,761)
Bad debt provisions	-	(181)
Operating income / (loss)	2,888	(1,051)

Other expenses:
Interest and finance costs, net	(1,406)	(1,420)
Total other expenses, net	(1,406)	(1,420)

Net income / (loss)	1,482	(2,471)

Earnings / (loss) per common share, basic and diluted	$0.08	$(0.14)

Weighted average number of common shares, basic and diluted	18,277,893	18,277,893

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Consolidated Balance Sheets

As of December 31, 2016 and June 30, 2017 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2016	June 30, 2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	783	556
Restricted cash, current portion	143	142
Inventories	1,173	605
Trade receivables, net	1,681	1,506
Prepayments and other assets	404	337
Total current assets	4,184	3,146

FIXED ASSETS, NET:
Vessels, net	121,341	118,580
Total fixed assets, net	121,341	118,580

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	4,857	4,858
Deferred charges, net	358	322
Total other non-current assets	5,215	5,180
Total assets	130,740	126,906

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	6,813	6,718
Accounts payable	3,115	3,193
Due to related parties	1,953	4,123
Hire collected in advance	415	415
Accrued and other liabilities	574	606
Total current liabilities	12,870	15,055

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	66,617	63,069
Promissory note	2,500	2,500
Total non-current liabilities	69,117	65,569

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 18,277,893 shares issued and outstanding at each of December 31, 2016 and June 30, 2017)	18	18
Additional paid-in capital	70,123	70,123
Accumulated deficit	(21,388)	(23,859)
Total stockholders’ equity	48,753	46,282
Total liabilities and stockholders’ equity	130,740	126,906

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Unaudited Consolidated Statements of Cash Flow

For the six months ended June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars)

	Six Months Ended	Six Months Ended
	June 30, 2016	June 30, 2017

Cash flows from operating activities:
Net income / (loss)	1,482	(2,471)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	2,869	2,761
Amortization of special survey costs	124	36
Amortization of financing costs	84	78
Bad debt provisions	-	181
Changes in assets and liabilities:
Inventories	(36)	568
Trade receivables, net	(635)	(6)
Prepayments and other assets	628	67
Accounts payable	(186)	78
Due to related parties	50	2,170
Hire collected in advance	(1,165)	-
Accrued and other liabilities	24	32
Net cash provided by operating activities	3,239	3,494

Cash flow from investing activities:
Net cash provided by investing activities	-	-

Cash flows from financing activities:
Repayment of long-term debt	(3,631)	(3,531)
Change in restricted cash	(500)	-
Payment of financing costs	-	(190)
Net cash used in financing activities	(4,131)	(3,721)

Net decrease in cash and cash equivalents	(892)	(227)

Cash and cash equivalents at the beginning of the period	4,122	783

Cash and cash equivalents at the end of the period	3,230	556

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Liquidity and Debt

Pursuant to our loan agreements, as of June 30, 2017, we were required to maintain minimum liquidity of $5.0 million. Total cash and cash equivalents, including restricted cash, aggregated to $5.6 million as of June 30, 2017.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As at December 31, 2016	As at June 30, 2017
Bank debt	$73,430	$69,787
Promissory Note - related party	2,500	2,500
Total	$75,930	$72,287

Our weighted average interest rate on our total funded debt for the six months ended June 30, 2017 was 3.60%.

In June 2017, the lender of Sixthone Corp. and Seventhone Corp. (the owners of two of our vessels, the Pyxis Delta and the Pyxis Theta, respectively) agreed to extend the maturity of its respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization schedule. The aggregate outstanding balance of these loans as of June 30, 2017 of $24.4 million is scheduled to be repaid in 20 quarterly installments of $0.65 million each, one quarterly installment of $1.0 million and a balloon payment of $10.4 million.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is presented in this press release as we believe that it provides investors with a means of evaluating and understanding how our management evaluates operating performance. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure does not have standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three Months Ended		Six Months Ended
(In thousands of U.S. dollars)	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
Reconciliation of Net income / (loss) to EBITDA

Net income / (loss)	$407	$(768)	$1,482	$(2,471)

Depreciation	1,434	1,388	2,869	2,761

Amortization of special survey costs	62	18	124	36

Interest and finance costs, net	705	721	1,406	1,420

EBITDA	$2,608	$1,359	$5,881	$1,746

The 2017 periods presented above include the offering expenses incurred with respect to the public equity offering we terminated in July 2017. If we were to exclude these costs, our EBITDA for the three and six-month periods ended June 30, 2017, would have been $1,688 and $2,075, respectively.

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Daily time charter equivalent (“TCE”) is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing voyage revenues after deducting voyage related costs and commissions by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

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Recent Daily Fleet Data:

		Three Months Ended June 30,		Six Months Ended June 30,
(Amounts in U.S.$)		2016	2017	2016	2017
Eco-Efficient MR2: (2 of our vessels)
	TCE	15,783	12,354	15,741	13,151
	Opex	5,437	6,012	5,885	5,818
	Utilization %	100.0%	93.4%	99.7%	89.0%
Eco-Modified MR2: (1 of our vessels)
	TCE	13,920	16,046	15,839	13,475
	Opex	6,703	6,989	6,628	6,669
	Utilization %	94.5%	91.2%	97.3%	94.5%
Standard MR2: (1 of our vessels)
	TCE	17,678	12,788	18,207	11,483
	Opex	7,509	5,628	6,977	5,778
	Utilization %	98.9%	100.0%	99.5%	98.3%
Small Tankers: (2 of our vessels)
	TCE	8,433	7,969	8,605	6,380
	Opex	5,364	5,171	5,341	4,942
	Utilization %	88.5%	87.9%	90.9%	86.5%
Fleet: (6 vessels)
	TCE	13,523	11,648	13,936	10,752
	Opex	5,969	5,830	6,010	5,661
	Utilization %	95.1%	92.3%	96.3%	90.6%

When we refer to total daily operational costs as applied to our eco-modified and eco-efficient tankers, we define that as the sum of (1) daily Opex per vessel, (2) total general and administrative expenses in the period per day per vessel, and (3) the technical and commercial management fees in the period per day per vessel. We believe total daily operational costs for such vessels can provide a more complete picture of financial results for comparative purposes.

Other Developments

Due to market conditions, we decided not to proceed with our planned public equity offering and on July 13, 2017, we withdrew the registration statement we had initially filed with the U.S. Securities and Exchange Commission on April 27, 2017. Consequently, during the second quarter of 2017, we incurred approximately $0.3 million of offering expenses.

Stock Purchases

Maritime Investors Corp., a corporation controlled by our chief executive officer and our largest shareholder, has notified our board of directors that it intends to purchase through its wholly-owned subsidiary, Pyxis Holdings Inc. (“Holdings”), up to 200,000 shares of our outstanding common stock. Holdings may purchase these shares in one or more open market (whether through the safe harbor afforded by Rule 10b-18 promulgated under the U.S. Securities Exchange Act of 1934 or otherwise) or privately negotiated purchases at times and prices considered to be appropriate, although it is not obligated to purchase any shares.

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Conference Call and Webcast

We will host a conference call to discuss our results at 4:30 p.m., Eastern Time, on August 10, 2017. Participants should dial into the call 10 minutes prior to the scheduled time using the following dial-in numbers:

U.S. Toll Free:	●	+1 (833) 235-7646
U.S. Toll/International:	●	+1 (647) 689-4167
Conference ID:	●	56717652

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com). Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast. An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships, and an experienced management team, whose interests are aligned with those of our shareholders.

Pyxis Tankers Fleet (as of August 1, 2017)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$13,350	Dec. 2017
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Time	$13,625	Nov. 2017
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$13,250	Aug. 2017
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$13,125	Sep. 2017
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

1)	This table shows gross rates and does not reflect any commissions payable.

We have no drydockings scheduled until the third quarter of 2018.

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Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “seek,” “predict,” “schedule,” “project,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “potential,” “outlook,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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